Berry Plastics Group, Inc.

101 Oakley Street

Evansville, Indiana 47710

December 14, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-701

Attention: Ms. Pamela Long, Assistant Director

Re:	Berry Plastics Group, Inc. Form S-4, File No. 333-213803

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Berry Plastics Group, Inc. (the “Company”) hereby requests that the Registration Statement be permitted to become effective on December 15, 2016 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact me at (812) 306-2764 or Eliot W. Robinson, Esq. of Bryan Cave LLP at (404) 572-6785.

Very truly yours,

Berry Plastics Group, Inc.

By:	/s/ Jason K. Greene
Jason K. Greene
Chief Legal Officer